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SECURITIESAN 10030642
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birkelbach Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 S. LaSalle, Suite 1442
(No. and Street)

Chicago	Illinois	60604-1180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Birkelbach 312-853-2820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210	Lincolnshire	Illinois	60069
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/1

AB 4/1

OATH OR AFFIRMATION

I, Carl Birkelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birkelbach Investment Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRKELBACH INVESTMENT SECURITIES, INC.

(An Illinois Corporation)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17A-5(D)

DECEMBER 31, 2009

CONTENTS

AFFIRMATION	1-2
INDEPENDENT AUDITOR'S REPORT	3
STATEMENT OF FINANCIAL CONDITION	4
STATEMENT OF INCOME	5
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8-11
SUPPLEMENTAL INFORMATION	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	13-14
REQUIREMENTS UNDER RULE 15c3-3	15
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE	16-17


Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Birkelbach Investment Securities, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Birkelbach Investment Securities, Inc., (an Illinois corporation) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birkelbach Investment Securities, Inc., at December 31, 2009 and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 13 through 17, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Patke & Associates, Ltd.

March 28, 2010
Lincolnshire, Illinois

BIRKELBACH INVESTMENT SECURITIES, INC.

(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		
Cash and cash equivalents	$	225,167
Commissions and fees receivable		31,225
Property and equipment, net of accumulated depreciation		8,347
Other assets		16,173
Total assets	$	280,912
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	34,180
Accrued salaries, wages and commissions		155,147
Total liabilities		189,327
Stockholder's Equity		
Common stock, $1 par value (1,000 shares authorized, 1,000 shares issued and outstanding)		1,000
Additional paid-in capital		173,500
Accumulated (deficit)		(82,915)
Total stockholder's equity		91,585
Total liabilities and stockholder's equity	$	280,912

The accompanying notes are an integral part of these financial statements.

Birkelbach Investment Securities, Inc.

(An Illinois Corporation)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenue		
Commissions and fees	$	1,930,770
Other income		409
Total revenue		1,931,179
Expenses		
Commission expense		763,634
Compensation and related benefits -		
Officer		158,000
Employees		371,934
Professional fees		121,855
Occupancy and equipment		123,003
Communication and data processing		45,027
Regulatory fees and expenses		14,626
Promotional costs		110,255
Other expenses		219,914
Total expenses		1,928,248
Net income	$	2,931

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.

(An Illinois Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balance beginning of year	$ 1,000	$ 173,500	$ (85,846)	$ 88,654
Net income	-	-	2,931	2,931
Balance end of year	$ 1,000	$ 173,500	$ (82,915)	$ 91,585

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.

(An Illinois Corporation)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Operating Activities		
Net income	$	2,931
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense		2,385
Changes in operating assets and liabilities:		
(Increase) in commissions and fees receivable		(2,008)
(Increase) in other assets		(15,483)
Increase in accounts payable and accrued expenses		9,427
Increase in accrued salaries, wages and commissions		86,226
Net cash provided by operating activities		83,478
Net increase in cash and cash equivalents		83,478
Cash and cash equivalents at the beginning of the year		141,689
Cash and cash equivalents at the end of the year	$	225,167

The accompanying notes are an integral part of these financial statements.

ORGANIZATION AND NATURE OF BUSINESS

Birkelbach Investment Securities, Inc., (the "Company"), an Illinois corporation, was organized on May 31, 1978. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company conducts business primarily with retail customers and introduces that business on a fully disclosed basis to a clearing broker. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

SIGNIFICANT ACCOUNTING POLICIES

NEW ACCOUNTING STANDARDS

On July 1, 2009, the Financial Accounting Standards Board ("FASB") officially released the Accounting Standards Codification (the "Codification" or "ASC"). Pursuant to FASB Statement No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles is effective for interim and annual periods ending after September 15, 2009. The Company adopted FASB 168 for the year ended December 31, 2009.

The Codification does not change accounting principles generally accepted in the United States of America ("GAAP") but it is a major restructuring of how accounting and reporting standards that constitute how GAAP are organized. That is, the Codification will be the single source of authoritative non-governmental GAAP. The organizational changes are expected to make GAAP easier to research by simplifying user access to all authoritative guidance. As a result, content will reside in new locations within the Codification which means referencing to specific guidance will change.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes money market funds and FDIC deposits.

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company's primary source of revenue is commissions derived from introducing customer orders for securities interests to other broker-dealers which carry the customer accounts as well as commissions related to the sales of interest in private placement offerings. Commission revenues and the related commission expenses are recognized on the trade date when the positions are opened or closed by the respective carrying broker-dealer.

SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

The Company has elected IRC Subchapter S status and is treated as an s corporation for U.S. federal income tax purposes. Accordingly, no provision for regular income taxes has been made in these financial statements because the stockholder is individually responsible for reporting the Company's income and expenses as reported for income tax purposes. The Company prepares calendar year information tax returns and reports to the stockholder the Company's income and expense items.

Management has continued to evaluate the application of ASC 740-10-25, Income Taxes-Overall-Recognition (formerly FIN No. 48, "Accounting for Uncertainty in Income Taxes") to the Company, and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740-10-25. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The Company files federal and state tax returns. The 2006 through 2009 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

PROPERTY AND EQUIPMENT

Property and equipment is depreciated on a straight-line basis over the estimated useful life.

COMMISSIONS AND FEES RECEIVABLE

Commissions and fees receivable are stated at their estimated realizable value. Allowance is estimated by the Company based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. In the opinion of the Company, all receivables are collectible in full. Therefore, no allowance for doubtful accounts is provided at December 31, 2009.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At December 31, 2009, the Company had a net capital requirement of $12,622 and a net capital of $50,933 or $38,311 in excess of the minimum net capital requirements.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful life of the related asset. Useful lives of property and equipment are as follows:

Office furniture and fixtures	5 years

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. The details of the cost of property and equipment and accumulated depreciation are as follows:

Office furniture and fixtures	$	11,925
		11,925
Accumulated depreciation		(3,578)
	$	8,347

Depreciation expense was $2,385 for the year ended December 31, 2009.

COMMITMENT

The Company has a non-cancelable operating lease agreement for office space, which expires November 2012. Rental expense related to the lease for 2009 was $83,230. Future minimum lease payments required under the lease are as follows:

2010	$	99,040
2011		101,018
2012		94,261
	$	294,319

RELATED PARTY TRANSACTIONS

The Company leases emergency office facilities on a month-to-month basis from its sole stockholder. Occupancy and equipment expense includes rent for $33,829 paid to the sole stockholder. There were no amounts due the sole stockholder at December 31, 2009.

CONTINGENT LIABILITIES

The Company is currently subject to two pending regulatory actions brought by FINRA. These actions may result in fines or other disciplinary action. The Company cannot predict with certainty the outcome of these actions, the manner in which they will be resolved, the timing of the final resolution or estimate any monetary penalties that may be required.

SUBSEQUENT EVENTS

In 2009, the Company adopted ASC 855 "Subsequent Events", or ASC 855 (formerly known as FAS 165, "Subsequent Events"). The objective of ASC 855 is to establish general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued or available to be issued. Management evaluated subsequent events through March 28, 2010, the date the financial statements were issued. There were no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

BIRKELBACH INVESTMENT SECURITIES, INC.

(An Illinois Corporation)

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
YEAR ENDED DECEMBER 31, 2009

Pursuant to SEC Rule 15c3-1, a reconciliation is required if material differences exist between the computation reported on by the independent auditor and the broker-dealer's original unaudited filing of part II or part IIA of the FOCUS report. The following reconciliation is presented:

	Preliminary Net Capital	Audit Adjustments	Final Net Capital
Computation of Net Capital			
Total ownership equity qualified or net capital	$ 93,471	$ (1,886)	$ 91,585
Less: Total non-allowable assets from Statement of Financial Condition	31,406	(1,886)	29,520
Less: Other deductions and/or charges	7,928	-	7,928
Net capital before haircuts on securities positions	54,137	-	54,137
Less: Haircut on other securities	3,204	-	3,204
Net capital	$ 50,933	$ -	$ 50,933
Non-allowable asset detail:			
Commissions and fees receivable	$ 5,000	$ -	$ 5,000
Property and equipment, net of accumulated depreciation	10,232	(1,886)	8,346
Other assets	16,174	-	16,174
Total non-allowable assets	$ 31,406	$ (1,886)	$ 29,520
Other deduction and/or charges detail:			
Unsecured debit balances held by broker	$ 7,928	$ -	$ 7,928
Computation of Basic Net Capital Requirement			
Minimum net capital required (6 2/3% of A.I.)	$ 12,622	$ -	$ 12,622
Minimum dollar net capital requirement of reporting broker or dealer	5,000		5,000
Net capital requirement	12,622	-	12,622
Excess net capital	38,311	-	38,311
Excess net capital at 1000%	32,000	-	32,000

BIRKELBACH INVESTMENT SECURITIES, INC.

(An Illinois Corporation)

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
YEAR ENDED DECEMBER 31, 2009

Computation of Aggregate Indebtedness (A.I.)

Total A.I. liabilities from the statement of financial condition	$	189,327	$	-	$	189,327
Total aggregate indebtedness		189,327		-		189,327
Percentage of aggregate indebtedness to net capital		371.72%		-		371.72%
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals		371.72%		-		371.72%

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c3-3

For the year ended December 31, 2009, the Company operated on a fully disclosed basis and did not hold customer funds or securities. Accordingly, there has been no reserve requirement.

INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the year ended December 31, 2009, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.



Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

To the Stockholder of
Birkelbach Investment Securities, Inc.

In planning and performing our audit of the financial statements of Birkelbach Investment Securities, Inc., ("the Company") as of and for the year ended December 31, 2009, in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission "SEC", we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pathe & Associates, Ltd

March 28, 2010
Lincolnshire, Illinois